August 21, 2009

Via EDGAR and Overnight Delivery

Scott Hodgon Staff Attorney United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549

Re:	ZST Digital Networks, Inc.
Registration Statement on Form S-1
Filed on June 30, 2009
File No. 333-160343

On behalf of ZST Digital Networks, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 1 on Form S-1/A (“Amendment No. 1”) to the registration statement on Form S-1 that was originally filed on June 30, 2009 (the “Registration Statement”).  We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 1, in a clean and marked version to show changes from the Registration Statement.  We have been advised that changes in Amendment No. 1 compared against the Registration Statement, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of the Registration Statement, the Commission issued a comment letter dated July 28, 2009.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

General

1.
Comment:  As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the FINRA.  Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from the FINRA informing us that FINRA has no additional concerns.

Scott Hodgon
August 21, 2009

Response:  We respectfully note your comment.  As soon as practicable, we will furnish to you a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with the FINRA.  Prior to the effectiveness of the registration statement, we will provide you with a copy of the letter or a call from the FINRA informing you that FINRA has no additional concerns.

2.
Comment:  We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of you legality opinion and underwriting agreement.  We must review these documents before the registration statement is declared effective, and we may have additional comments.  Furthermore, we remind you to provide us with sufficient time to review any requests for confidential treatment you may be submitting in connection with the filing of your exhibits.

Response: We respectfully note your comment and have furnished drafts of our legality opinion and underwriting agreement with this response letter.

Prospectus Cover Page

3.
Comment:  We note that the prospectus cover page for your primary offering refers to the resale prospectus as “immediately following” and your resale prospectus refers to your primary offering prospectus as “immediately preceding.”  Please indicate whether you intend to provide both prospectuses to all investors or revise so that each prospectus stands alone without reference to the other.

Response: We respectfully note your comment and have revised the prospectus cover pages so that each prospectus stands alone without reference to the other.

4.
Comment:  We note that at least 3.1 million of the shares being registered for resale are subject to lock-up agreements.  Please highlight the number of shares that cannot be immediately sold and indicate when these shares may first be sold.

Response:  We respectfully note your comment and have highlighted the number of shares that cannot be immediately sold and indicated on the cover page of the resale prospectus when these shares may first be sold.

5.
Comment:  Because there is no public market for the company’s common stock prior to this offering, the offering price for the shares being offered for resale must be fixed until a market develops.  Please add disclosure on the cover page to indicate the fixed offering price of the resale shares (presumably the same price as the underwritten shares) with indication that the offering price for only the resale shares will fluctuate if a market develops.

Scott Hodgon
August 21, 2009

Response:  We respectfully note your comment and have revised the disclosure on the cover page of the resale prospectus to indicate the fixed offering price of the resale shares with indication that the offering price for only the resale shares will fluctuate if a market develops.

Risk Factors, page 4

6.	Comment: The first three paragraphs under this section are out of place. Please remove.

Response: We respectfully note your comment and have removed the first three paragraphs in this section.

There is no current trading market for our common stock..., page 20

7.	Comment: Revise references to NASD throughout your prospectus to reflect current name of the Financial Industry Regulatory Authority or FINRA.

Response: We respectfully note your comment and have revised references to NASD throughout the prospectus to reflect the current name of the Financial Industry Regulatory Authority or FINRA.

We may not be able to achieve the benefits we expect…, page 23

8.
Comment:  We note that the fourth paragraph of this risk factor is identical to a risk factor on page 22 (“Compliance with changing regulation of corporate governance...).  Please revise to delete repetitive disclosure.

Response: We respectfully note your comment and have revised the risk factor to delete the repetitive disclosure.

Cautionary Statements Regarding Forward-Looking Statements, page 25

9.
Comment:  Delete the reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995 because such protection is not available in connection with offerings of penny stock.

Response: We respectfully note your comment and have deleted the reference to the safe harbor for forward-looking statements provided for by the Private Securities Litigation Reform Act of 1995.

Scott Hodgon
August 21, 2009

Capitalization, page 27

10.
Comment:  We refer to the pro forma adjustment made to reflect the private placement closed on May 5, 2009.  Revise to clarify the difference between the gross proceeds of $4.98 million and the pro forma adjustment of $2.0 million.

Response: We respectfully note your comment and have revised the disclosure to clarify the difference between the gross proceeds of $4.98 million and the pro forma adjustment of $2.0 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Results of Operations, page 35

11.
Comment:  We note that revenue increased 31% and 93%, respectively, for the three months ended March 31, 2009 and the year ended December 31, 2008.  It is not clear why demand for your IPTV set-top boxes and digital networking products increased significantly during these periods.  In this regard, revise to provide more insight into the underlying business drivers or conditions that contributed to the increases and discuss whether you expect these trends to continue.  Please also discuss other business or economic developments that may impact your business and operations.  Such information may relate to external or macro-economic matters as well as those specific to your company, industry and geography.  For instance, you should disclose whether or not there was a recent change in technology in the region, or if the impact of changes in competition had a favorable impact on your results of operations.  Describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on future performance.  For further guidance, please refer to Item 303 of Regulation S-K and the Commission’s Interpretive Release on Management’s Discussion and Analysis, of Financial Condition and Results of Operation on our website at: http://www.sec.govirules/interp/33-8350.htm.

Response:  We respectfully note your comment and have revised the disclosure to provide more insight into the underlying business drivers or conditions that contributed to the increases in revenues and whether we expect these trends to continue.

12.
Comment:  We note that you include bad debts in general and administrative expenses.  However, on page 32, you indicate that you have not written off any bad debts in the last three fiscal years.  Please revise to explain this inconsistency.

Response: We respectfully note your comment and have revised the disclosure to remove bad debts from general and administrative expenses.

Scott Hodgon
August 21, 2009

Year Ended December 31, 2008 and 2007, page 36

13.	Comment: Explain the dramatic increase in shipping costs between 2007 and 2008.

Response: We respectfully note your comment and have explained the dramatic increase in shipping costs between 2007 and 2008.

Liquidity and Capital Resources, page 37

14.	Comment: Please disclose how you have used, or intend to use, the proceeds from the private placement transactions in January through May 2009.

Response: We respectfully note your comment and have disclosed how we have used, or intend to use, the proceeds from the private placement transactions in January through May 2009.

15.
Comment:  On page 38, you refer to the gross proceeds received for your May 5, 2009 private placement.  Since this section is intended to describe your liquidity, revise to disclose the net amount received after offering costs.

Response: We respectfully note your comment and have revised the section to disclose the net amount of proceeds received for the May 5, 2009 private placement after offering costs.

16.
Comment:  We note your statement that, based upon your present plans, you believe that cash on hand, cash flow from operations and funds available to use through low-cost domestic financing will be sufficient to funds your capital needs for the next 12 months.  As presented, your disclosure does not provide a clear understanding of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements.  Additionally, your discussion of cash flows from operating, investing and financing activities appears to be a mechanical recitation of your cash flow statement.  Revise to provide not only a “discussion,” but an “analysis” of historical information as well as known trends, demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  Given the significant changes in your cash flows in the past several years, you should also revise your discussion to provide insight into the underlying internal and external business factors driving such changes as seen through the eyes of management.  For further guidance, please refer to Item 303 of Regulation S-K as well as section IV of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Scott Hodgon
August 21, 2009

Response: We respectfully note your comment and have revised the disclosure.

17.	Comment: Please provide additional disclosure regarding the change in your cash and cash equivalents as of March 31, 2009 as compared to March 31, 2008.

Response: We respectfully note your comment and have updated the disclosure to include the change in our cash and cash equivalents as of June 30, 2009 as compared to June 20, 2008.

Description of Business, page 41

18.
Comment:  Consider including a chart depicting your corporate structure.  Clarify whether control among various entities is due to stock ownership or contractual arrangements and indicate where each entity is located.

Response:  We respectfully note your comment and have included a chart depicting our corporate structure.  We have also clarified that control among the various entities is due to stock ownership and indicated where each entity is located.

Our Company, page 41

19.	Comment: Consider including a map of China highlighting the company’s range of service.

Response: We respectfully note your comment and have included a map of China highlighting the Company’s range of service.

Industry, page 42

20.	Comment: We note your discussion of the potential market in the Henan Province. Clarify the extent this population is already wired for cable TV.

Response: We respectfully note your comment and have clarified the disclosure to the extent the population in the Henan Province is already wired for cable TV.

Design Capabilities and Manufacturing Oversight, page 42

21.	Comment: Identify the location of your contract manufacturers.

Response: We respectfully note your comment and have identified the location of our contract manufacturers.

Scott Hodgon
August 21, 2009

Digital Network Equipment, page 44

22.
Comment:  Explain the differences among your IPTV, optical devices and cable devices.  Your description of business focuses on your set-top cable boxes; however, your website describes monitoring and cable services.  Please advise.

Response:  We respectfully note your comment and have explained the differences among our IPTV, optical devices and cable devices in the relevant table.  We have also added disclosures describing our monitoring and cable services.

Manufacturing and Suppliers, page 44

23.	Comment: Indicate whether you have ever experienced material delays in the delivery of your products from your contract manufacturers.

Response: We respectfully note your comment and have indicated that we have never experienced material delays in the delivery of our products from our contract manufacturers.

Sales and Marketing, page 46

24.
Comment:  We note that two customers accounted for approximately 10% of your net revenues.  Please revise this section to name your customers, as named in your risk factors on page 7.  Clarify that each customer accounts for 10% of your net revenues and that the 10% is not the aggregate of the revenues from both customers.

Response:  We respectfully note your comment and have revised the section to name our customers, as named in our risk factors on page 7.  We have also clarified that each customer accounts for 10% of our net revenues and that the 10% is not the aggregate of the revenues from both customers.

Research and Development, page 46

25.
Comment:  We note your statement that you “believe that continued research and development activities are critical to maintaining [your] offering technologically-advanced products to serve a broader array of customers.”  However, we also note that $0 was spent in 2008 and during the first three months of 2009 on research and development.  Please explain.

Response: We respectfully note your comment and have revised the disclosure on our research and development expenditures.

Scott Hodgon
August 21, 2009

Executive Compensation, page 55

Summary Compensation Table

26.
Comment:  Please revise to provide separate and distinct disclosure of the compensation of the officers of the registrant in 2007 and 2008, as well as the compensation of the current officers as paid by predecessor entities.

Response:  We respectfully note your comment and have revised to provide separate and distinct disclosure of the compensation of the officers of the registrant in 2007 and 2008, as well as the compensation of the current officers as paid by predecessor entities.

Auditor’s Opinion, page F-2 and F-3

27.
Comment:  We note that your auditors are located in New York.  It appears that the majority of your assets, liabilities, revenues and expenses relate to operations located in China.  Please tell us how the audit of the operations in China, including the associated assets and liabilities, was conducted.

•
Please tell us if another auditor was involved in the audit of the Chinese operations.  If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB).  Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor’s knowledge of US GAAP and PCAOB Standards; and

•	Tell us whether your U.S. auditor performed all of the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within China.

Response:  We respectfully note your comment and the Company’s auditor confirms that the majority of the audit work was performed in China and that a large portion of the auditor’s staff is of Chinese descent and is fluent in Mandarin.  Four to six staff members were sent to China to conduct the audit, which took more than 3 months to complete.  The staff members were sent back to China to perform 100% of the field work.  The auditors have communicated to the Company in Chinese, translated the accounting records in English and made sure the accounting records met the U.S. GAAP requirements.  In addition, the financial report is reviewed by more experienced senior staff members in the auditor’s U.S. office.  Based on the foregoing, the auditor has concluded that it is appropriate for it to issue an audit report for the Company.

Scott Hodgon
August 21, 2009

Consolidated Statements of Stockholders’ Equity, page F-7

28.
Comment:  It appears that the outstanding subscription receivable as of March 31, 2009 is the difference between the proceeds due from the parties of the Purchase Rights Agreement and the 12,000,000 RMB paid to acquire the assets of ZST PRC.  Please revise to clarify if this assumption is correct.

Response: We respectfully note your comment and have provided updated financial statements.

Revenue Recognition, page F-12

29.
Comment:  We note that you generally recognize revenue when products are shipped to the customer.  Tell us and expand your revenue recognition policy to describe the major terms of your sales arrangements and those factors that lead to revenue recognition upon shipment.

Response: We respectfully note your comment and have provided updated financial statements with revisions to the disclosures of our revenue recognition policy.

30.
Comment:  We note that customers are able to hold back 10% of the total contract balance payable to the company for one year.  Tell us why you believe all of the conditions set forth in paragraph 6 of SFAS No. 48 have been met and therefore you can recognize revenue from the IPTV device sales at the time of sale.  Please expand your disclosure to support this conclusion by clarifying:

•	the buyer’s obligation to you;

•	why the buyer’s obligation to you would not be changed in the event of theft or physical destruction or damage of the product; and

•	why the amount of future returns can be reasonably estimated.

Response:  We respectfully note your comment and have provided updated financial statements with revisions to the disclosures of our revenue recognition policy.

31.	Comment: Please revise to describe your accounting policy for refunds and provide an indication of your historical returns.

Response:  We respectfully note your comment and have provided updated financial statements with revisions to the disclosure of our accounting policy for refunds and provided an indication of our historical returns.

Scott Hodgon
August 21, 2009

32.	Comment: We note that you have the right to seek replacement of returned units from your supplier. Disclose the circumstances for your supplier to replace returned units to you.

Response: We respectfully note your comment and have provided updated financial statements with revisions to the disclosures of the circumstances for our supplier to replace returned units.

Foreign currency translation, page F-13

33.
Comment:  Since substantially all of your operations are in the PRC, tell us why you are using the USD as the functional currency of ZST Digital.  It appears to us that all your operations including those of the parent company should be measured using the currency of the primary economic environment.

Response: We respectfully note your comment and have provided updated financial statements with revisions to currency used.

Note 3 — Trade Receivables, page F-17

34.
Comment:  We note that your trade receivables balance as of March 31, 2009 accounted for 88% of your total assets and that you have not provided any bad debt allowance based upon your historical collection experience.  Please revise to clarify the facts that support this conclusion.

Response:  We respectfully note your comment and have provided updated financial statements with revisions to the disclosures of our trade receivable to provide facts as to our historical collection experience.

Note 10 Related party transactions, page F-19

35.
Comment:  We note you exchanged the payables due to related parties for common stock during the quarter ended March 31, 2009.  Disclose the exchange ratio and how it is reflected in the statement of stockholders’ equity.

Response: We respectfully note your comment and have provided updated financial statements with revisions to the disclosures.

Note 18 — Series A Convertible Preferred Stock, page F-24

36.
Comment:  We note you classified the Series A Convertible Preferred Stock outside of permanent equity based on the rights of the Series A Convertible Preferred stock in a deemed liquidation.  Tell us about those rights.  We believe that ordinary liquidation events should not result in a security being classified outside of permanent equity.  Refer to paragraph 5 of EITF D-98.

Scott Hodgon
August 21, 2009

Response:  We respectfully note your comment and have provided updated financial statements with revisions to the disclosures of our analysis to classify the Series A Convertible Preferred Stock as permanent equity.

As requested in the comment letter, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information, please contact the undersigned at (310) 552-5565 or by facsimile at (310) 552-5578.

Sincerely,

/s/ Ayla A. Nazli

Ayla A. Nazli, Esq.

K&L Gates LLP

cc:	Zhong Bo, ZST Digital Networks, Inc., Chief Executive Officer
Thomas J. Poletti, Esq., K&L Gates LLP